Robert H. Cohen
212-801-6907
CohenR@gtlaw.com	December 6, 2005

VIA EDGAR TRANSMISSION
Andrew Schoeffler, Esq.
Chris Edwards, Esq.
Office of Chief  Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop: 7010

                Re:  Re: Xethanol Corporation
    Amendment No. 1 to Registration Statement
    on Form SB-2 (File No. 333-129191)

    Form 10-QSB/A for the quarter ended September 30, 2005 (File No. 000-50154)

Ladies and Gentlemen:

On behalf of Xethanol Corporation, a Delaware corporation (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Registrant’s Registration Statement on Form SB-2 (No. 333-129191), originally filed with the Commission on October 21, 2005 (the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith, for the registration under the Securities Act of the offer and resale of up to 19,462,047 shares of the Registrant’s common stock, par value $.001 per share (the “Common Stock”).

Amendment No. 1 responds to the comments heretofore received from the Commission’s staff (the “staff”) by a letter dated November 16, 2005 (the “Comment Letter”) with respect to the Registration Statement. For the staff’s convenience, the staff’s comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the staff, to the extent there have occurred pagination changes with respect to certain text contained in the Registration Statement, the Registrant has indicated in each response the new page numbers on which the beginning of such revised text now appears in Amendment No. 1. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

The Registrant notes that a filing fee of $10,918.59 calculated by the Registrant in accordance with Rule 457(g) under the Securities Act was paid by the Registrant on October 21, 2005 by wire transfer to the Commission’s depository account maintained at Mellon Bank N.A. (Receiving Bank ABA No. 04300261) in connection with the original filing of the Registration Statement with the Commission on such date.

Three courtesy copies of Amendment No. 1, marked to show changes made to the Registration Statement as originally filed with the Commission on October 21, 2005, together with three hardcopies of this letter, are concurrently being provided to the staff via overnight courier to the attention of Andrew Schoeffler, Esq., Staff Attorney.

In addition, as per a telephonic conference with Mr. Schoeffler on November 28, 2005, the Registrant is also concurrently providing to the staff via overnight courier, three copies of Amendment No. 1 on Form 10-QSB/A to the Registrant’s Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2005 (the “Form 10-QSB/A”). The Form 10-QSB/A is responsive to comments 32 through 35 contained in the Comment Letter relating to Item 3 of Part I of the Registrant’s Form 10-QSB originally filed with the Commission on November 14, 2005 (the “Original Form 10-QSB”). For the staff’s convenience, the Form 10-QSB/A has been marked to show changes made to Item 3 of Part I of the Original Form 10-QSB. All of the other Items contained in the Original Form 10-QSB, including, without limitation, all of the financial statements and the related notes thereto, remain unchanged and, accordingly, have not been restated in the Form 10-QSB/A. Upon resolution of the staff’s comments in respect of the Registration Statement and the Registrant’s 10-QSB and prior to the Registrant’s request for acceleration of the effective date of the Registration Statement, the Registrant will file the 10-QSB/A electronically via EDGAR.

Andrew Schoeffler, Esq.
Chris Edwards, Esq.
December 6, 2005

The Comment Letter

Registration Statement on Form SB-2

General

1.
We note that you have registered 303,556 shares of your common stock that you issued to Fusion Capital as a commitment fee under the common stock purchase agreement. We also note that Fusion Capital is restricted in its ability to transfer or sell these shares for a period of at least 25 months. It appears to us, therefore, that the registration of these shares is premature at this time. Please delete these shares from your registration statement. See Rule 415(a)(2) of Regulation C.

The Registrant respectfully submits to the staff that the 303,556 shares issued to Fusion Capital (the “Commitment Shares”) should not be deleted from the Registration Statement. The Purchase Agreement provides that Fusion Capital may not transfer the Commitment Shares until the earlier of 500 trading days (25 monthly periods) from the date of execution of the Purchase Agreement (October 18, 2005), or the date on which the Purchase Agreement is terminated. Accordingly, the restriction on transfer on the Commitment Shares expires before the date that is 24 months from the date of effectiveness of the Registration Statement and may reasonably be expected to be sold prior to such time.

2.	Please be advised that following the effectiveness of your registration statement, you must file a prospectus supplement:

•
to reflect changes in the equity line arrangement with Fusion Capital, such as increases or decreases in the Daily Purchase Amount, your exercise of a put right with respect to the Block Purchase Amount and the suspension of Fusion Capital’s obligation to purchase shares, and

•	to reflect changes in selling stockholder information, including the sale of material amounts of securities.

The Registrant acknowledges its obligation to file prospectus supplements and is so advised.

Andrew Schoeffler, Esq.
Chris Edwards, Esq.
December 6, 2005

Cover Page of Registration Statement

3.
We note the disclosure in footnote 6 to the registration fee table. Please provide us with a copy of your calculation of the maximum offering price per share with respect to the shares issuable upon conversion of your royalty income notes and exercise of your warrants. See Rule 457(g) of Regulation C.

The Registrant respectfully advises the staff that each of the royalty income notes is convertible at a price of $4.00 per share of common stock, as indicated in footnote 4 to the registration fee table. Additionally, set forth below is a table summarizing our calculation of the weighted average exercise price for the Registrant’s outstanding warrants.

	Exercise Price	Warrant Shares	Proceeds to Company if all Warrants Exercised

	$1.90	390,294	$741,559.39
	$2.00	176,088	$352,179.59
	$2.50	629,884	$1,574,711.14
	$3.25	17,656	$57,382.61
	$3.25	61,797	$200,839.12
	$3.75	45,312	$169,921.40
	$4.00	107,656	$430,624.00
	$5.25	20,000	$105,000
Total		1,431,032	$3,574,830.64

Weighted Average Exercise Price per Warrant	$2.50

Summary, page 1

4.
This section is very detailed and lengthy and provides too much information for summary disclosure. In particular, we note the subsections “Our Business” and “Corporate History and Recent Developments.” Your summary section should provide a brief overview of the most important aspects of your business and the key aspects of your offering. Please revise accordingly.

The Registrant has revised the referenced disclosure, as requested. The Registrant’s revisions begin on page 1 and appear throughout the Summary section.

Fusion Capital Common Stock Purchase Agreement, page 5

5.
We note that you may not sell shares to Fusion Capital if the shares to be issued in connection with a sale would result in Fusion Capital owning more than 9.9% of your outstanding common stock. Please disclose the 9.9% threshold and the number of shares that Fusion Capital would have to own to reach this threshold.

The Registrant has added the referenced disclosure, as requested, on page 2 of the Summary section.

6.
Please disclose that Fusion Capital’s sales of shares will likely cause the market price of your common stock to decline and that such a decline will cause you to issue additional shares to Fusion Capital. In this regard, please disclose in your summary section the table set forth on page 58 of your prospectus.

The Registrant has added the referenced disclosure, as requested, on page 3 of the Summary section.

Andrew Schoeffler, Esq.
Chris Edwards, Esq.
December 6, 2005

Special Note Regarding Forward-Looking Information, page 16

7.	We note the disclaimer set forth in the last sentence. You may not disclaim any obligations under the federal securities laws. Please revise accordingly.

The Registrant has revised the referenced disclosure, as requested, on page 13 of Amendment No. 1.

Use of Proceeds, page 18

8.
Please describe in greater detail the anticipated use of the net proceeds you may receive under the common stock purchase agreement. Please also describe how you will allocate these net proceeds based on an assumed range of net proceeds. See Item 504 of Regulation S-B.

The Registrant has added the referenced disclosure, as requested, on page 15 of Amendment No. 1.

Principal and Selling Stockholders, page 46

9.	Please revise this section heading to clarify that this section only discusses your selling stockholders. In this regard, we note the “Stock Ownership” section on page 42.

The Registrant has revised the section heading, as requested.

10.	Please disclose how the selling stockholders received the shares to be offered for resale. Alternatively, please provide cross references to this information.

The Registrant has revised the referenced disclosure, as requested, on page 45 of Amendment No. 1.

11.
Please advise us as to whether any entity listed in your selling stockholder table is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer, your prospectus should state that the selling stockholder is an underwriter. If a selling stockholder is an affiliate of a broker-dealer, please provide the following representations in your prospectus:

•	the selling stockholder purchased the securities to be resold in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

The Registrant respectfully submits to the staff that to the best of its knowledge, Brookstreet Securities Corporation is the only broker-dealer registered with the National Association of Securities Dealers, Inc. who is a selling stockholder in this offering. Footnote 16 to the selling stockholder table indicates Brookstreet’s NASD affiliation. The Registrant has added disclosure to Footnote 16 on page 50 to indicate that Brookstreet may be deemed to be an underwriter under the Securities Act. The Registrant has also added disclosure on page 45 stating that to the best of its knowledge, no other selling stockholder is a broker-dealer registered with the NASD or is an affiliate with such a broker-dealer.

Andrew Schoeffler, Esq.
Chris Edwards, Esq.
December 6, 2005

12.	Please add a line item to your table that provides the total for each column in the selling stockholder table.

The Registrant has revised the referenced disclosure, as requested, on page 49 of Amendment No. 1.

13.
Please revise the line item for each of Susan Danehower, Jeffrey S. Langberg, Kelly Langberg, W. Scott Smith and Christopher d’Arnaud-Taylor to provide the number of shares that they will beneficially own after your offering.

The Registrant has revised the referenced disclosure, as requested, on pages 46, 47, and 48 of Amendment No. 1.

14.
The number of shares set forth in the column entitled “Shares Registered in this Offering” does not appear to total the number of shares set forth in the line item entitled “Selling Stockholders as a Group.” We note that the column appears to total 19,717,382 shares. Please revise accordingly.

The Registrant has revised the referenced disclosure, as requested, on page 49 of Amendment No. 1.

The Fusion Transaction, page 57

15.
Please expand the disclosure in this section to discuss the alternative financing methods you considered prior to deciding to enter into an equity line of credit arrangement with Fusion Capital and why you ultimately decided to enter into an equity line of credit arrangement with Fusion Capital.

The Registrant has added the referenced disclosure, as requested, on page 54 of Amendment No. 1.

16.
Please provide an explanation of whether or not Fusion Capital or any of its affiliates is an affiliate of your company. Please tell us if your answer would be different if you disregarded any caps on ownership of your securities to which Fusion Capital is subject.

The Registrant does not believe Fusion Capital or any of its affiliates is an “affiliate” of the Registrant (as such term is defined in Rule 501 under the Securities Act). The Registrant does not believe that Fusion Capital is a person that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with, the Registrant . Fusion Capital owns 303,556 shares of our Common Stock, or approximately 2% of the outstanding shares of Common Stock on the date hereof. The Registrant's response would not be different if it disregarded any caps on ownership of Registrant's securities to which Fusion Capital is subject because based on Fusion Capital's current beneficial ownership of the Registrant's securities, the Registrant does not believe Fusion Capital is an affiliate of the Registrant.

Andrew Schoeffler, Esq.
Chris Edwards, Esq.
December 6, 2005

17.
Please explain how Fusion Capital and the company decided upon the dollar amount of the equity line agreement. Please state your belief regarding whether or not Fusion Capital will provide the company with the total dollar amount available under the equity line agreement. Please provide us with all press releases, transcripts and other communications directed to the market regarding the equity line agreement and other transactions with Fusion Capital along with an explanation of how you have represented the potential proceeds under the equity line agreement and other transactions to the market.

The Registrant entered into the Purchase Agreement with Fusion Capital after consideration of its plan of operations, the price of its common stock, its current financial position and arm’s length negotiations between the Registrant and Fusion Capital regarding the terms of the agreement. The Registrant believes that Fusion Capital will provide the full amount under the Purchase Agreement. However, the Registrant notes that Fusion Capital does not have the right nor the obligation to purchase shares of the Registrant’s common stock in the event that the trading price of the Registrant’s common stock is less than $2.00 per share. The Registrant supplementally provides to the staff with this letter, all press releases, transcripts and other communications directed to the market regarding the agreement with Fusion Capital. Such communications to the market indicate that the Registrant intends to use the proceeds under the Purchase Agreement for general corporate purposes. Additionally, our Chairman and Chief Executive Officer has stated publicly that this financing will help provide the Registrant with the capital base to expand its operations, develop and deploy its proprietary technologies, roll out its regional growth strategy and increase its revenues. The Registrant notes that it has revised the disclosure in “Use of Proceeds” on page 15 to reflect these potential uses.

18.	Please disclose whether any condition or event of default listed in Section 7 or 9 of the common stock purchase agreement may be waived by Fusion Capital.

The Registrant has added the referenced disclosure, as requested, on page 56 of Amendment No. 1.

19.
We note Section 4(e) of the common stock purchase agreement regarding direct or indirect short-selling or hedging of your common stock. Please confirm to us that neither Fusion Capital nor its affiliates will sell your common stock prior to purchase as opposed to prior to having a contractual obligation to purchase such shares.

The Registrant hereby confirms to the staff that Fusion Capital has notified the Registrant that it and its affiliates will not sell such shares of our common stock prior to purchase as opposed to prior to having a contractual obligation to purchase such shares.

Plan of Distribution, page 61

20.
We note the disclosure in the fifth paragraph of this section. Pursuant to the requirements of Item 512 of Regulation S-B and as stated in Part II of your registration statement, you must file a post-effective amendment to your registration statement once informed of a material change from the information set forth with respect to the plan of distribution. Please revise accordingly.

The Registrant has revised the referenced disclosure, as requested, on page 58 of Amendment No. 1.

21.
We note the disclosure in the third last paragraph of this section. Please revise to clarify that each selling stockholder is subject to the applicable provisions of the Exchange Act and its regulations, including Regulation M.

The Registrant has revised the referenced disclosure, as requested, on page 58 of Amendment No. 1.

Andrew Schoeffler, Esq.
Chris Edwards, Esq.
December 6, 2005

Part II — Information Not Required In Prospectus

Item 24. Indemnification of Directors and Officers, page II-1

22.	This section should summarize the applicable provisions of law and your charter documents, rather than merely repeat the provisions. Please revise accordingly.

The Registrant has revised the referenced disclosure, as requested, on page II-1 of Amendment No. 1.

Item 26. Recent Sales of Unregistered Securities, page II-3

23.
Please disclose the information required by Item 701(d) with respect to the sale of the royalty income notes. Please also describe the facts on which you relied to make the exemption available with respect to the Fusion Capital transaction.

The Registrant has added the referenced disclosure, as requested, on page II-2 of Amendment No. 1.

24.	Please disclose the information required by Item 701 of Regulation S-B for any options or warrants issued during the past three years.

The Registrant has added the referenced disclosure, as requested, on page II-2 of Amendment No. 1.

Item 27. Exhibits, page II-4

25.	There are several exhibits omitted from this section that are listed in the Exhibit Index to your registration statement. Please revise accordingly.

The Registrant respectfully submits that the list of exhibits in Item 27 on page II-3 was identical to the Exhibit Index initially filed with the Registration Statement. The Registrant has revised the formatting of the list of exhibits in Item 27 on page II- 3 to more clearly identify such exhibits.

26.	We note that you are registering shares issuable upon conversion of warrants. Please file each of these warrants as an exhibit to your registration statement.

The Registrant has added a Form of Warrant as Exhibit 4.2 to Amendment No. 1, as requested.

Andrew Schoeffler, Esq.
Chris Edwards, Esq.
December 6, 2005

Item 28. Undertakings, page II-5

27.	Please revise paragraph (a)(l) to delete the reference to “prospectus” and in its place insert “registration statement.” See Item 512(a)(1) of Regulation S-B.

The Registrant has revised the referenced disclosure, as requested, on page II-3 of Amendment No. 1.

28.	Please delete the undertaking set forth in paragraph (b) of this section.

The Registrant has deleted the referenced disclosure, as requested, on page II-4 of Amendment No. 1.

Exhibit 5.1

29.	Please have counsel revise the first sentence of the first paragraph of its opinion to include the SEC file number of your registration statement.

The Registrant has caused counsel to revise its opinion, as requested, and has filed such revised opinion as new Exhibit 5.1.

30.
Please have counsel revise the opinion set forth in paragraph (ii) of its opinion to identify with greater specificity the shares to which the opinion applies. In this regard, we note the opinion merely refers to “shares of Common Stock.”

The Registrant has caused counsel to revise its opinion, as requested, and has filed such revised opinion as new Exhibit 5.1.

31.	Please have counsel revise the opinion set forth in paragraph (ii) of its opinion to delete the statement that the shares will be “binding obligations.”

The Registrant has caused counsel to revise its opinion, as requested, and has filed such revised opinion as new Exhibit 5.1.

Andrew Schoeffler, Esq.
Chris Edwards, Esq.
December 6, 2005

Form 10-Q for the quarter ended September 30, 2005

Item 3. Controls and Procedures

32.
We note that your CEO and CFO concluded that your disclosure controls and procedures were “effective to provide reasonable assurances that information required to be disclosed in the Company’s reports filed under the Exchange Act . . . is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.” We have the following comments:

•
This description appears to be based on the definition of disclosure controls and procedures set forth in Rule 13a-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in the rule. Specifically, the description does not indicate that your disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly. Alternatively, you may simply state that your certifying officers concluded on the applicable date that your disclosure controls and procedures were effective.

•
Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, which is available on our website at .

The Registrant has revised the disclosure in Item 3 of Part I of the 10-QSB/A to state that its Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by the report, notwithstanding the prior existence of certain material weaknesses, the Registrant’s disclosure controls and procedures were effective.

The Registrant has added disclosure in Item 3 of Part I of the 10-QSB/A stating that its disclosure controls and procedures are designed to provide a reasonable assurance of achieving their objectives and the Company’s Chief Executive Officer and Chief Financial Officer have concluded that such controls and procedures are effective at the “reasonable assurance” level.

33.
In light of the fact that material weaknesses existed in your internal control over financial reporting, please disclose in reasonable detail the basis for your certifying officers’ conclusions that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by your quarterly report.

The Registrant has added disclosure in Item 3 of Part I of the 10-QSB/A detailing the basis for the conclusion of the Registrant’s Chief Executive Officer and Chief Financial Officer that as of the end of the period covered by the report, notwithstanding the prior existence of certain material weaknesses, the Registrant’s disclosure controls and procedures were effective.

Andrew Schoeffler, Esq.
Chris Edwards, Esq.
December 6, 2005

34.	We note the disclosure in the fourth and fifth paragraphs and have the following comments:

•	Please disclose when the material weaknesses began.

•	Please disclose in greater detail the material weaknesses and their impact on your financial statements.

•	Please disclose the specific steps you have taken to remediate the material weaknesses.

The Registrant has added disclosure in the third, fourth and fifth paragraphs of Item 3 of Part I of the 10-QSB/A (a) setting forth when the material weaknesses began, (b) providing greater detail concerning the nature of the material weaknesses and their impact on the Registrant’s financial statements, and (c) disclosing the specific steps the Registrant has taken to remediate the material weaknesses.

35.
We note your disclosure in the third paragraph. Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter ended September 30, 2005 that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-B.

The requested disclosure is contained in the seventh paragraph of Item 3 of Part I of the 10-QSB/A.

*   *   *   *

The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

Should any member of the staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 1, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Robert H. Cohen
Robert H. Cohen

cc:  Christopher d'Arnaud Taylor
Lawrence Bellone
Jonathan Cope
Steven G. Martin
Mark Imowitz
Fred Starker